Höganäs

Date/Datum: 10 July 2008

Our ref./Unser Zeichen: /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

Dw 7/23

Encl. Press release

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

PRESS RELEASE

North American Höganäs Inc. acquires Kobe Steel's North American steel powder business

Höganäs AB has reached agreement through its subsidiary North American Höganäs Inc. to take over the business of Kobelco Metal Powder of America, Inc ("KOMPA"), a subsidiary of Kobe Steel, Ltd. The agreement was signed on July 9 in Pennsylvania, USA.

The agreement calls for KOMPA, located in Seymour Indiana, to shift production and marketing of its steel powder to North American Höganäs over a brief period as customers transition to material made by the subsidiary of the Swedish group. During this period, KOMPA will produce steel powder products under consignment from North American Höganäs. KOMPA expects to cease powder production in spring 2009 upon completion of transitioning its customers' requirements to North American Höganäs.

To support the smooth transition to North American Höganäs, Kobe Steel and North American Höganäs will form a new company called KHTech Inc. This joint venture company will provide technical services and sales support primarily to KOMPA's Japanese customers in the United States as well as to its other current U.S. customers. KHTech shall be owned two-thirds by North American Höganäs and one-third by KOMPA.

Commenting on the agreement, Mr. Alrik Danielson, CEO of Höganäs AB said "We are very pleased that Kobe Steel has chosen Höganäs as their partner in North America and the agreement is an important step forward. The creation of KHTech Inc. will add impetus to the development of new applications for powder metal technology."

Enquiries:

HÖGANÄS AB (publ)

Alrik Danielson
President & Chief Executive Officer
Tel +46 42 33 80 00

Sven Lindskog
Chief Financial Officer
Tel +46 42 33 80 00

Höganäs AB (publ)
Corporate Communications

Höganäs, Sweden, 10 July 2008

This is information that Höganäs AB (publ) may be obligated to make public according to the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 08.00 on 10 July, 2008.

Höganäs was founded in 1797 and is today a leader within the iron and metal powder industry. End products are mainly used by the automotive industry and home appliances, lawn and garden and hand-tools. In 2007 the turnover was MSEK 5 838 (5 123) and income before tax MSEK 562 (525). Höganäs is listed on the OMX Nordic Exchange Stockholm's Mid Cap list.
For further information please visit our website www.hoganas.com

END